Exhibit 4.1

Execution version

AMENDMENT AGREEMENT

TO

BOND AGREEMENT

FOR

7.75 per cent. Navigator Holdings Ltd. Senior Unsecured Callable Bond Issue 2017/2021

ISIN NO 001 0785959

Nordic Trustee AS

This agreement (the “AMENDMENT AGREEMENT”) has been entered into between

ISSUER:	Navigator Holdings Ltd., a corporation existing under the laws of Marshall Islands with registration number 29140 and

BOND TRUSTEE:	Nordic Trustee AS, a company existing under the laws of Norway with registration number 963 342 624 and LEI-code 549300XAKTM2BMKIPT85.

DATED:	30 September 2019

BACKGROUND

A.

The Bondholders adopted a resolution to amend the terms of the Bond Agreement originally entered into on 9 February 2017 for ISIN NO 001 0785959 pursuant to a Written Resolution as further described in the notice of a Written Resolution dated 10 September 2019.

1.	DEFINITIONS

Terms defined in the Bond Agreement have, unless expressly defined herein or otherwise required by the context, the same meaning in this Amendment Agreement.

2.	EFFECTIVE DATE

This Amendment Agreement will take effect on the date (the “Effective Date”) on which the Bond Trustee notifies the Issuer that it has received (or, in its sole discretion, waived receipt of) each of the documents set out in Attachment 1 (Conditions Precedent), in form and substance satisfactory to the Bond Trustee.

3.	AMENDMENTS TO THE BOND AGREEMENT

With effect from the Effective Date, the Bond Agreement will be amended as follows:

3.1	The definition of “Net Interest Cost” in Clause 1.1 (Definitions) shall read:

“Net Interest Cost” means the aggregate gross cash interest costs of the Group related to the Group’s interest-bearing debt less any Joint Venture Interest Expense and less the aggregate gross cash interest income of the Group (to be calculated on a 12-month rolling basis).

3.2	The following definitions to be included in Clause 1.1 (Definitions):

“Joint Venture Agreement” means the joint venture agreement dated 31 January 2018 between Navigator Ethylene Terminals LLC, a Group Company and Enterprise Products Operating LLC entered into in relation to an ethylene marine export terminal to be constructed at Morgan’s Point, Houston, United States of America.

“Joint Venture Interest Expense” means those interest charges incurred by a Group Company in relation the financing of the contributions and investments of Navigator Ethylene Terminals LLC in connection with the Joint Venture Agreement.

Nordic Trustee AS

3.3	Clause 13.4 (a) (Dividend restrictions) shall be amended to read:

“The Issuer shall not declare or make any dividend payment, repurchase of shares or make other distributions or payments to its shareholders or on any Subordinated Loans, whether in cash or in kind, including without limitation any total return swaps or instruments with similar effect (a “Distribution”), except Distributions not exceeding 50% of the Issuer’s cumulative consolidated net profit after taxes from 1 January 2020, payable at the earliest from 1 January 2021 based on the Issuer’s audited annual accounts.”

3.4	Clause 13.5 (c) (Interest Coverage Ratio) shall be amended to read:

“The Issuer shall ensure that the Group maintains an Interest Coverage Ratio of not less than 2.00.

The Issuer undertakes to comply with the above financial covenants at all times, such compliance to be measured on each Quarter Date and certified by the Issuer with each annual financial statement and quarterly financial statement on the respective Reporting Date. All financial covenants shall be calculated on a consolidated basis for the Group during the lifetime of the Bonds.”

4.	MISCELLANEOUS

This Amendment Agreement is a Finance Document and after the date hereof all references to the Bond Agreement in the other Finance Documents shall be construed as references to the Bond Agreement as amended by this Amendment Agreement.

5.	GOVERNING LAW

This Amendment Agreement is governed by Norwegian law, without regard to its conflict of law provisions. The provisions of paragraphs 18.7.2 and 18.7.3 of Clause 18.7 (Dispute Resolution and Legal Venue) of the Bond Agreement shall apply as if set out in full herein.

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Nordic Trustee AS

This Amendment Agreement has been executed in two originals, of which the Issuer and the Bond Trustee shall retain one each.

SIGNATURES:

The Issuer: Navigator Holdings Ltd.		As Bond Trustee: Nordic Trustee AS

/s/ David Butters		/s/ Vivian Trosch
By:	David J. Butters	By:	Vivian Trosch
Position:	Executive Chairman	Position:	Attorney-at-Law

Nordic Trustee AS

Attachment 1

CONDITIONS PRECEDENT

(i)	this Amendment Agreement duly executed by all parties hereto;

(ii)	certified copies of all necessary corporate resolutions of the Issuer to execute this Amendment Agreement and the Finance Documents to which it is a party;

(iii)

a certified copy of a power of attorney (unless included in the corporate resolutions) from the Issuer to relevant individuals for their execution of this Amendment Agreement and the Finance Documents to which it is a party, or extracts from the relevant register or similar documentation evidencing such individuals’ authorisation to execute this Amendment Agreement on behalf of the Issuer;

(iv)	certified copies of a full extract from the relevant company register in respect of the Issuer evidencing that the Issuer is validly existing and of its articles of association; and

(v)

capacity legal opinion from local counsel in Marshall Islands in respect of the Issuer, confirming, inter alia, that the individuals purported to have signed this Amendment Agreement and the Finance Documents have in fact signed and had the general legal capacity to sign the documents on behalf of the Issuer.

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